

Mail Stop 6010

December 3, 2007

<u>VIA U.S. MAIL AND FACSIMILE (408.453.7247)</u>

Mr. Geoffrey Ribar
Senior Vice President Finance and Chief Financial Officer
SiRF Technology Holdings, Inc.
217 Devcon Drive
San Jose, California 95112

> **Re: SiRF Technology Holdings, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2006**
> **Filed February 27, 2007**
> **Form 10-Q for the quarterly period ended September 30, 2007**
> **File No. 000-50669**

Dear Mr. Ribar:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33

Critical Accounting Policies and Estimates – Revenue Recognition, page 36

1.   In the recording of royalties on licensees' worldwide sales of their products incorporating your licensed intellectual property or premium software, we note that beginning in the fourth quarter of 2006 you determined that due to business circumstances you could no longer reliably estimate royalty revenue from the Estimated Licensees. Please tell us and disclose in future filings the "business circumstances" that precipitated your decision to discontinue the procedure of estimating and recording the royalty revenues earned for sales by certain licensees. In this regard, please tell us about any transactions or events that were clearly different in substance from those previously occurring that caused you to change your accounting method. Refer to paragraphs 4 and 5 of SFAS 154.

2.   Further, in future filings please expand your disclosure in the notes to the financial statements to describe the nature of and reasons for the change in accounting method. To the extent applicable, please provide the disclosures in paragraphs 17 – 18 of SFAS 154.

Results of Operations - Other Income (expense), net, page 47

3.   We note your disclosures about the increase in other income resulting from the litigation settlement with u-Nav offset by an interim employee arbitration award in 2006 and the one-time gain recorded in connection with the reversal of a litigation settlement obligation during the third quarter of 2005. Please tell us and disclose in future filings the amounts recorded in 2006. Also, describe how the 2005 gain was computed. In this regard, tell us why these amounts for both periods were not classified as operating income. Alternatively, explain how you determined that such amounts more appropriately represented non-operating income.

Financial Statements, page 51

Note 1. Organization and Summary of Significant Accounting Policies, page 61

Revenue Recognition, page 64

4.   Please tell us and in future filings disclose how the general revenue recognition criteria listed in the first paragraph of this section specifically apply to the company's transactions. For example, please discuss when title transfers and the nature of any acceptance terms. Discuss how you determine when to record revenue in cases where there are acceptance terms.

5.   Please tell us and disclose, as applicable, how you considered EITF 00-21 in your
        accounting for sales transactions.

6.   We note that you enter into co-branding rebate agreements with certain customers and
        provide marketing incentives to certain distributors. Please tell us and disclose in future
        filings the nature of each, when you recognize the related accrual and how you determine
        the amount to record for each.

Foreign Currency, page 68

7.   We note that you have changed the functional currency for all of your foreign
        subsidiaries to the U.S. dollar. In reference to paragraph 9 of SFAS 52, "[o]nce the
        functional currency for a foreign entity is determined, that determination shall be used
        consistently unless significant changes in economic facts and circumstances indicate
        clearly that the functional currency has changed". Considering this, please tell us and in
        future filings disclose the economic facts and circumstances that clearly indicated the
        functional currency changed.

Note 2. Business and a Development-Stage Company Acquisition, page 70

TrueSpan Incorporated, page 70

8.   We note that in connection with the TrueSpan acquisition, you have issued restricted
        stock units contingent upon the continued employment of the recipients and the
        achievement of specified milestones. We note that you calculated a value of $10 million
        for the units and you are amortizing the amount as compensation expense over the service
        period. Please tell us why you relied upon EITF 99-12 in valuing the units issued to
        employees as compensation and not SFAS 123R.

Note 3. Cash Equivalents and Investments, page 76

9.   We note from the table that you had gross unrealized losses in 2005 related to your cash
        and cash equivalents. Please tell us the nature of items included as cash equivalents and
        your consideration of the definition of cash equivalents under paragraph 8 of SFAS 95
        which states, in part, that the investments should be so near their maturity that they
        present insignificant risk of changes in value because of changes in interest rates.

Note 6. Segment and Geographical Information, page 78

10.   We note the disclosures of revenues by geographic area. Please revise the footnotes to
        the financial statements in future filings to include disclosures of long-lived assets by
        geographic area or explain why disclosure cannot be provided. Refer to paragraph 38(b)
        of SFAS 131.

Form 10-Q for the Quarterly Period Ended September 30, 2007

Financial Statements, page 3

Condensed Consolidated Statements of Operations, page 5

11.   We note that you present cost of product revenue and gross profit excluding amortization
        of acquisition-related intangible assets. Please revise so that you do not show gross profit
        exclusive of these charges, consistent with SAB Topic 11.B. Otherwise, explain to us
        why the amortization is properly not part of your cost of sales and gross profit and tell us
        why you referred to the exclusion of the amount from cost of sales.

Note 4. Acquisitions

Businesses – Centrality Communications, Inc., page 11

12.   Please tell us and disclose in future filings why you based the valuation of the shares
        issued to acquire Centrality Communications on the average of your stock price for the
        three days prior to and including the acquisition close date. Please discuss how you
        applied EITF 99-12.

Exhibits 31.1 and 31.2

13.   We note that in the certifications required by Exchange Act Rule 13a-14(a) you have
        added, changed or removed wording and removed punctuation in paragraphs 3 and 4(c)
        and (d). In future filings, please revise so that the wording in the certifications is
        consistent with the wording required by Item 601(b)(31) of Regulation S-K.

Form 8-K filed October 30, 2007

Exhibit 99.1 – Press Release on Financial Results for Third Quarter of 2007

14.   We note that you present a reconciliation in the form of a pro forma statement of operations. This format may be confusing to investors as it also reflects several non-GAAP measures which have not been described to investors. In fact, it appears that management does not use these non-GAAP measures but they are shown here as a result of the presentation format. Please note that under Instruction 2 of Item 2.02 of Form 8-K the requirements of Item 10 (e)(1)(i) of Regulation S-K apply to disclosures under Item 2.02, including a reconciliation to the directly comparable GAAP measure for each non-GAAP measure presented and explaining why you believe each measure provides useful information to investors. To eliminate investor confusion, please remove the pro forma statement of operations from all future filings and instead disclose only the specific non-GAAP measures used by management that you wish to highlight for investors, with the appropriate reconciliations and disclosures. In this regard, please provide us with a sample of your proposed revised non-GAAP disclosures. Please note that in the event that your Form 8-K is incorporated by reference into a '33 Act registration statement, we may have additional questions relating to the appropriateness of this information being included in a document filed with, and not just furnished to, the Commission. At that time, we may request an amendment to the Form 8-K.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Burton, Staff Accountant, at (202) 551-3626, or me at (202) 551-3604 if you have any questions regarding these comments and related matters. You may also contact Kevin Vaughn, Branch Chief, at (202) 551-3643 with any other questions.

Sincerely,

Kate Tillan
Assistant Chief Accountant